3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John P. Falco

direct dial: 215.981.4659

direct fax: 215.981.4750

falcoj@pepperlaw.com

May 1, 2017

Via EDGAR

Filing Desk U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	StoneCastle Financial Corp. File No. 811-22853 Preliminary Proxy Material

Ladies and Gentlemen:

Pursuant to the requirements of Rule 14a-6(a) under the Securities Exchange Act of 1934, submitted electronically via EDGAR is a preliminary copy of the proxy statement, proxy card and notice of meeting to be furnished to shareholders of StoneCastle Financial Corp. (the “Company”), in connection with the Annual Meeting of Shareholders of the Company to be held on or about July 5, 2017 (the “Meeting”). At the Meeting, shareholders of the Fund will be asked to elect two Class I Directors of the Company and to approve an Agreement and Plan of Reorganization, pursuant to which the Company would be reorganized into a newly formed Delaware statutory trust named “StoneCastle Financial Company”. The Company anticipates that the definitive proxy materials will be sent as soon as practicable in May 2017, to shareholders of record on May 11, 2017.

Please direct any questions concerning this letter to the undersigned at 215.981.4659, or John M. Ford, Esq. at 215.981.4009.

Respectfully,
/s/ John P. Falco
John P. Falco

cc:	Rachel N. Schatten, Esq. John M. Ford, Esq.

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